UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bristow Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11040G103

(CUSIP Number)

June 11, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885G109	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Empyrean Capital Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,757,936
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,757,936
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,757,936
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
12	TYPE OF REPORTING PERSON CO

*	The ownership percentage has been calculated based on an aggregate total of 30,882,471 shares of Common Stock (as defined below) issued and outstanding as of June 22, 2020, as provided by the Company.

CUSIP No. 26885G109	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON P EMP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 62,905
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
12	TYPE OF REPORTING PERSON CO

*	The ownership percentage has been calculated based on an aggregate total of 30,882,471 shares of Common Stock (as defined below) issued and outstanding as of June 22, 2020, as provided by the Company.

CUSIP No. 26885G109	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Empyrean Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,820,841
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 2,820,841
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,820,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
12	TYPE OF REPORTING PERSON PN

*	The ownership percentage has been calculated based on an aggregate total of 30,882,471 shares of Common Stock (as defined below) issued and outstanding as of June 22, 2020, as provided by the Company.

CUSIP No. 26885G109	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Amos Meron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,820,841
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 2,820,841
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,820,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
12	TYPE OF REPORTING PERSON IN

*	The ownership percentage has been calculated based on an aggregate total of 30,882,471 shares of Common Stock issued and outstanding as of June 22, 2020, as provided by the Company.

CUSIP No. 26885G109	SCHEDULE 13G	Page 6 of 10

Item 1(a).	NAME OF ISSUER:

Bristow Group Inc. (formerly known as Era Group Inc.)

Item 1(b).	ADDRESS OF THE ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3151 Briarpark Dr., Suite 700, Houston, Texas 77042.

Item 2(a).	NAME OF PERSONS FILING:

This statement is filed by:

(i)	Empyrean Capital Overseas Master Fund, Ltd. (“ECOMF”), a Cayman Islands exempted company, with respect to the Common Stock (as defined in Item 2(d)) directly held by it;

(ii)	P EMP Ltd. (“P EMP” and collectively with ECOMF, the “Empyrean Clients”), a British Virgin Islands business company, with respect to the Common Stock directly held by it;

(iii)

Empyrean Capital Partners, LP (“ECP”), a Delaware limited partnership, which serves as investment manager to the Empyrean Clients with respect to the Common Stock directly held by the Empyrean Clients;

(iv)	Mr. Amos Meron, who serves as the managing member of Empyrean Capital, LLC, the general partner of ECP, with respect to the Common Stock directly held by the Empyrean Clients.

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of owned by another Reporting Person.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067.

Item 2(c).	CITIZENSHIP:

(i)	ECOMF – a Cayman Islands exempted company;

(ii)	P EMP – a British Virgin Island business company

(ii)	ECP – a Delaware limited partnership; and

(iii)	Amos Meron – United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:

The CUSIP number of the Common Stock is 11040G103.

CUSIP No. 26885G109	SCHEDULE 13G	Page 7 of 10

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 26885G109	SCHEDULE 13G	Page 8 of 10

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G are calculated based upon 30,882,471 shares of Common Stock outstanding, as provided by the Company on June 22, 2020.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY INTEREST BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATIONS.

Not applicable.

CUSIP No. 26885G109	SCHEDULE 13G	Page 9 of 10

LIST OF EXHIBITS

Exhibit A	Agreement and Plan of Merger, dated as of January 23, 2020 and as amended April 22, 2020, by and among Era Group Inc., Bristow Group Inc. and Ruby Redux Merger Sub, Inc. (filed as Exhibit 2.2 to Era Group Inc.’s Amendment No.1 to Registration Statement on Form S-4 filed with the SEC on April 22, 2020, and incorporated herein by reference)

Exhibit B	Joint Filing Statement

CUSIP No. 26885G109	SCHEDULE 13G	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

EMPYREAN CAPITAL PARTNERS, LP

By:	/s/ C. Martin Meekins
	Name:	C. Martin Meekins
	Title:	Chief Operating Officer

EMPYREAN CAPITAL OVERSEAS MASTER FUND, LTD.

By:	Empyrean Capital Partners, LP, its Investment Manager

By:	/s/ C. Martin Meekins
	Name:	C. Martin Meekins
	Title:	Chief Operating Officer

P EMP LTD.

By:	Empyrean Capital Partners, LP, its Investment Manager

By:	/s/ C. Martin Meekins
	Name:	C. Martin Meekins
	Title:	Chief Operating Officer

By:	/s/ Amos Meron
AMOS MERON